UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2007

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 21, 2007

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Consolidated Summary Report

<under US GAAP>

For the Fiscal Year Ended March 31, 2007

Date:	September 21, 2007
Company name (code number):	Mitsubishi UFJ Financial Group, Inc. (8306)
(URL http://www.mufg.jp/)
Stock exchange listings:	Tokyo, Osaka, Nagoya, New York
Representative:	Nobuo Kuroyanagi, President & CEO
For inquiry:	Takeaki Ishii, General Manager-Financial Planning Division, Financial Accounting Office
(Phone) +81-3-3240-7200

Consolidated financial data for the fiscal year ended March 31, 2007

Due to the merger with UFJ Holdings on October 1, 2005, the results for the fiscal year ended March 31, 2006 reflect six months of results for Mitsubishi Tokyo Financial Group, Inc. and its subsidiaries prior to the merger and six months of results for Mitsubishi UFJ Financial Group, Inc. and its subsidiaries after the merger.

(1) Operating results

(in millions of yen, except per share data and percentages)

	For the fiscal years ended March 31,
	2007	2006
Total revenue	5,863,665	3,598,034
Change from the previous fiscal year	63.0%	48.3%
Income from continuing operations before income tax expense and cumulative effect of a change in accounting principle	1,134,931	529,673
Change from the previous fiscal year	114.3%	(26.3)%
Net income	581,288	363,511
Change from the previous fiscal year	59.9%	(12.4)%
Basic earnings per common share—net income available to common shareholders (in yen)	29,863.20	19,313.78
Diluted earnings per common share—net income available to common shareholders (in yen)	29,682.17	18,951.87
Net income available to common shareholders as a percentage of total average shareholders’ equity	3.1%	2.2%
Income from continuing operations before income tax expense and cumulative effect of a change in accounting principle as a percentage of total average assets	0.6%	0.3%
Income from continuing operations before income tax expense and cumulative effect of a change in accounting principle as a percentage of total revenue	19.4%	14.7%

Note: Average number of shares outstanding

(in thousands of shares)

	For the fiscal years ended March 31,
	2007	2006
Common stock	10,053	8,121
Preferred stock - class 3	100	100
Preferred stock - class 8	20	44
Preferred stock - class 9	19	45
Preferred stock - class 10	37	74
Preferred stock - class 11	0	0
Preferred stock - class 12	120	91

(2) Financial condition

(in millions of yen, except per share data and percentages)

	As of March 31,
	2007	2006
Total assets	186,202,911	186,219,447
Total shareholders’ equity	10,433,312	9,668,153
Total shareholders’ equity as a percentage of total assets	5.6%	5.2%
Total shareholders’ equity per common share (in yen)	989,012.78	893,352.38

Note: Number of shares outstanding

(in thousands of shares)

	As of March 31,
	2007	2006
Common stock	10,209	9,741
Preferred stock - class 3	100	100
Preferred stock - class 8	18	27
Preferred stock - class 9	—	80
Preferred stock - class 10	—	150
Preferred stock - class 11	0	0
Preferred stock - class 12	34	175

(3) Cash flows

(in millions of yen)

	For the fiscal years ended March 31,
	2007	2006
Net cash provided by operating activities	1,563,012	354,086
Net cash provided by (used in) investing activities	(2,492,073)	8,255,262
Net cash used in financing activities	(2,496,081)	(6,600,721)
Cash and cash equivalents at end of fiscal year	2,849,663	6,249,347

Formulas for computing ratios for the fiscal year ended March 31, 2007 are as follows:

Basic earnings per common share—net income available to common shareholders

Net income available to common shareholders*
Average number of common stock during the fiscal year **

Diluted earnings per common share—net income available to common shareholders

Net income available to common shareholders* + Adjustments in net income assuming dilution
Average number of common stock during the fiscal year ** + Number of dilutive potential common stock

Net income available to common shareholders as a percentage of total average shareholders’ equity

Net income available to common shareholders*	× 100
Total average shareholders’ equity

Total shareholders’ equity per common share

Total shareholders’ equity at end of fiscal year - Number of preferred stock at end of fiscal year × Issue price
Number of common stock at end of fiscal year **

*	excluding cash dividends paid to preferred shareholders and beneficial conversion feature
**	excluding treasury stock and parent’s common stock owned by subsidiaries and affiliated companies

This report is an excerpt of certain highlights from our consolidated financial information under US GAAP that was disclosed in our annual report on Form 20-F (“Form 20-F”) filed with the U.S. Securities and Exchange Commission. This excerpt report does not contain all of the information that may be important to you. In addition to the items highlighted in this report, the Form 20-F includes material disclosure about Mitsubishi UFJ Financial Group, Inc., including risk factors, business and other detailed US GAAP financial information. You should read the entire Form 20-F carefully to obtain a comprehensive understanding of our business and US GAAP financial data and related issues.

This report contains forward-looking statements regarding estimation, forecast, target and plan in relation to the results of operations, financial conditions and other general management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimation, forecast, target and plan regarding future events, certain assumptions have been made, which assumptions are inherently subjective and uncertain. The forward-looking statements should not be viewed as guarantees of future performance as actual results may be significantly different. For instance, the statements regarding collectibility of the deferred tax assets are based on estimation and other assumptions such as our business plan and the premises thereof, and exemplify such situation as above. There exist a number of factors that might lead to uncertainties and risks. For the key factors that may be should be considered, please see the financial highlight, the Annual Securities Report, Disclosure Book, Annual Report, Form 20-F and other current disclosures that the company has publicly released.

(US GAAP)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Consolidated Balance Sheets

(in millions of yen)	As of March 31,		Increase/ (Decrease) (A) - (B)
	2007(A)	2006(B)
Assets:
Cash and due from banks	2,847,469	6,235,278	(3,387,809)
Interest-earning deposits in other banks	6,056,598	6,240,654	(184,056)
Call loans and funds sold	1,990,116	2,026,293	(36,177)
Receivables under resale agreements	4,556,543	1,379,985	3,176,558
Receivables under securities borrowing transactions	6,320,179	5,142,074	1,178,105
Trading account assets	10,446,080	10,728,023	(281,943)
Investment securities:
Securities available for sale	45,679,782	45,485,909	193,873
Securities being held to maturity	3,033,099	2,466,074	567,025
Other investment securities	670,959	862,969	(192,010)

Total investment securities	49,383,840	48,814,952	568,888

Loans, net of unearned income, unamortized premiums and deferred loan fees	95,322,844	95,506,835	(183,991)
Allowance for credit losses	(1,112,453)	(1,012,227)	(100,226)

Net loans	94,210,391	94,494,608	(284,217)

Premises and equipment—net	1,147,511	1,173,577	(26,066)
Accrued interest	371,523	241,331	130,192
Customers’ acceptance liability	68,754	94,719	(25,965)
Intangible assets—net	1,265,080	1,504,495	(239,415)
Goodwill	1,844,809	1,843,948	861
Deferred tax assets	556,158	1,211,431	(655,273)
Other assets	5,135,425	4,963,566	171,859
Assets of discontinued operations to be disposed or sold	2,435	124,513	(122,078)

Total assets	186,202,911	186,219,447	(16,536)

Liabilities and Shareholders’ Equity:
Deposits:
Domestic offices:
Non-interest-bearing	17,037,891	20,079,575	(3,041,684)
Interest-bearing	91,677,030	89,985,274	1,691,756
Overseas offices:
Non-interest-bearing	2,532,088	3,263,873	(731,785)
Interest-bearing	15,340,000	13,311,209	2,028,791

Total deposits	126,587,009	126,639,931	(52,922)

Call money and funds purchased	2,544,637	2,273,754	270,883
Payables under repurchase agreements	8,211,210	5,289,754	2,921,456
Payables under securities lending transactions	5,137,508	3,821,019	1,316,489
Due to trust account	1,539,973	2,427,932	(887,959)
Other short-term borrowings	5,734,473	10,534,378	(4,799,905)
Trading account liabilities	2,625,761	3,022,151	(396,390)
Obligations to return securities received as collateral	3,652,864	3,946,381	(293,517)
Bank acceptances outstanding	68,754	94,719	(25,965)
Accrued interest	257,411	172,129	85,282
Long-term debt	14,389,930	13,889,525	500,405
Other liabilities	5,019,523	4,320,859	698,664
Liabilities of discontinued operations to be extinguished or assumed	546	118,762	(118,216)

Total liabilities	175,769,599	176,551,294	(781,695)

Shareholders’ equity:
Capital stock:
Preferred stock	247,100	247,100	—
Common stock	1,084,708	1,084,708	—
Capital surplus	5,834,529	5,566,894	267,635
Retained earnings:
Appropriated for legal reserve	239,571	239,571	—
Unappropriated	1,636,803	1,424,634	212,169
Accumulated other changes in equity from nonowner sources, net of taxes	2,392,136	1,880,215	511,921
Treasury stock, at cost	(1,001,535)	(774,969)	(226,566)

Total shareholders’ equity	10,433,312	9,668,153	765,159

Total liabilities and shareholders’ equity	186,202,911	186,219,447	(16,536)

(US GAAP)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Consolidated Statements of Income

(in millions of yen)	For the fiscal years ended March 31,		Increase/ (Decrease) (A) - (B)
	2007(A)	2006(B)
Interest income:
Loans, including fees	2,647,503	1,728,047	919,456
Deposits in other banks	251,034	146,572	104,462
Investment securities:
Interest	641,705	463,602	178,103
Dividends	113,096	51,468	61,628
Trading account assets	99,918	57,404	42,514
Call loans and funds sold	26,546	19,271	7,275
Receivables under resale agreements and securities borrowing transactions	135,927	64,318	71,609

Total	3,915,729	2,530,682	1,385,047

Interest expense:
Deposits	835,899	449,398	386,501
Call money and funds purchased	27,870	7,445	20,425
Payables under repurchase agreements and securities lending transactions	256,282	161,518	94,764
Due to trust account	5,863	5,091	772
Other short-term borrowings and trading account liabilities	175,245	103,954	71,291
Long-term debt	284,804	154,663	130,141

Total	1,585,963	882,069	703,894

Net interest income	2,329,766	1,648,613	681,153
Provision for credit losses	358,603	110,167	248,436

Net interest income after provision for credit losses	1,971,163	1,538,446	432,717

Non-interest income:
Fees and commissions	1,407,193	1,033,275	373,918
Foreign exchange losses—net	(162,005)	(322,355)	160,350
Trading account profits—net	404,813	16,423	388,390
Investment securities gains—net	238,277	89,861	148,416
Equity in earnings (losses) of equity method investees	(56,879)	22,258	(79,137)
Government grant for transfer of substitutional portion of Employees’ Pension Fund Plans	—	103,001	(103,001)
Gains on sales of loans	23,093	34,831	(11,738)
Other non-interest income	93,444	90,058	3,386

Total	1,947,936	1,067,352	880,584

Non-interest expense:
Salaries and employee benefits	862,401	746,372	116,029
Occupancy expenses—net	179,342	146,885	32,457
Fees and commission expenses	237,979	218,428	19,551
Outsourcing expenses, including data processing	267,921	168,007	99,914
Depreciation of premises and equipment	118,940	81,282	37,658
Amortization of intangible assets	264,930	179,543	85,387
Impairment of intangible assets	184,760	251	184,509
Insurance premiums, including deposit insurance	112,773	89,697	23,076
Minority interest in income of consolidated subsidiaries	16,915	157,222	(140,307)
Communications	62,209	44,420	17,789
Taxes and public charges	79,683	58,349	21,334
Provision for repayment of excess interest	106,245	12,898	93,347
Other non-interest expenses	290,070	172,771	117,299

Total	2,784,168	2,076,125	708,043

Income from continuing operations before income tax expense and cumulative effect of a change in accounting principle	1,134,931	529,673	605,258
Income tax expense	552,826	165,473	387,353

Income from continuing operations before cumulative effect of a change in accounting principle	582,105	364,200	217,905
Income (loss) from discontinued operations—net	(817)	8,973	(9,790)
Cumulative effect of a change in accounting principle, net of tax	—	(9,662)	9,662

Net income	581,288	363,511	217,777

Income allocable to preferred shareholders:
Cash dividends paid	13,629	5,386	8,243
Beneficial conversion feature	267,432	201,283	66,149

Net income available to common shareholders	300,227	156,842	143,385

(in yen)
Earnings per share:
Basic earnings per common share—income from continuing operations available to common shareholders before cumulative effect of a change in accounting principle	29,944.47	19,398.62	10,545.85
Basic earnings per common share—net income available to common shareholders	29,863.20	19,313.78	10,549.42
Diluted earnings per common share—income from continuing operations available to common shareholders before cumulative effect of a change in accounting principle	29,763.44	19,036.71	10,726.73
Diluted earnings per common share—net income available to common shareholders	29,682.17	18,951.87	10,730.30

(US GAAP)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Nonaccrual loans, restructured loans and accruing loans contractually past due 90 days or more (unaudited)

(in millions of yen)	As of March 31,		Increase/ (Decrease) (A) - (B)
	2007(A)	2006(B)
Nonaccrual loans:
Domestic:
Manufacturing	81,054	126,923	(45,869)
Construction	44,494	37,635	6,859
Real estate	121,071	162,833	(41,762)
Services	133,171	60,685	72,486
Wholesale and retail	132,308	128,602	3,706
Banks and other financial institutions	16,698	15,778	920
Communication and information services	31,905	12,794	19,111
Other industries	139,968	29,219	110,749
Consumer	333,843	360,717	(26,874)

Total domestic	1,034,512	935,186	99,326

Foreign:
Governments and official institutions	47	52	(5)
Banks and other financial institutions	3,730	38,796	(35,066)
Commercial and industrial	46,536	30,387	16,149
Other	1,519	5,413	(3,894)

Total foreign	51,832	74,648	(22,816)

Total	1,086,344	1,009,834	76,510

Restructured loans:
Domestic	548,569	937,160	(388,591)
Foreign	42,117	74,676	(32,559)

Total	590,686	1,011,836	(421,150)

Accruing loans contractually past due 90 days or more:
Domestic	20,649	21,896	(1,247)
Foreign	1,821	1,112	709

Total	22,470	23,008	(538)

Total	1,699,500	2,044,678	(345,178)